PE 12/20/2013

14005214

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 21 2014

Washington, DC 20549

January 21, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 1-21-14

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 20, 2013

Dear Mr. Lohr:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Boeing by David Watt. We also have received letters on the proponent's behalf dated December 26, 2013 and January 20, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 21, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 20, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 20, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
David Watt

Ladies and Gentlemen:

This is in regard to the December 20, 2013 no action request.

This proposal is similar to the proposal in *The Coca-Cola Company* (January 15, 2014).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Boeing Company (BA)
Independent Board Chairman
David Watt

Ladies and Gentlemen:

This is in regard to the December 20, 2013 no action request.

The company did not cite any precedent later than *Dean Foods Company* (March 7, 2013).

Yet Dean Foods already argued, "The Proposal does not define director independence by reference to any substantively described external standard and does not provide any alternate, clarifying language necessary to understand the meaning of an 'independent' director. It provides no standard for independence at all."

Boeing cited a number of definitions but did not claim that any one of its definitions would consider a person independent who had previously served as an executive officer of the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: David Watt

Michael F. Lohr <Michael.F.Lohr@boeing.com>
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 18, 2013

The proposal urges the board to adopt a policy that the board's chairman be an independent director.

We are unable to concur in your view that Dean Foods may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Dean Foods may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

AFL-CIO Equity Fund Proposal

Independent Board Chair

RESOLVED: The shareholders of Dean Foods Company (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board.

In our opinion, a board of directors is less likely to provide rigorous oversight of management if the chairman is not independent, as is the case with our Company. Chairman Gregg L. Engles stepped down as Company CEO in August 2012 to serve as CEO and Chairman of a wholly-owned subsidiary. He continues to serve as Chairman on our Board of Directors, a role he has held since continuously since 2002.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board. We urge you to vote **FOR** this resolution.

In contrast to *WellPoint* and *Procter & Gamble*, in *PepsiCo, Inc.* the proposal called for the board to "adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of our Company*." *See PepsiCo, Inc.* (February 2, 2012) (emphasis added). The company argued that the proposal was vague and indefinite because it referred to an external set of guidelines for independence but did not describe the substantive provisions of those external guidelines. The Staff denied no-action relief under Rule 14a-8(i)(3). *See also Reliance Steel & Aluminum Co.* (February 2, 2012) and *General Electric Company* (January 10, 2012; reconsideration denied February 1, 2012) (where the Staff did not allow the exclusion under Rule 14a-8(i)(3) of proposals to adopt identical policies). Although these proposals referenced the independent director standard of the NYSE without describing such standard, they also included an alternate test of independence – that the chairman be an individual who had not previously served as an executive officer of the company – sufficient to shift the emphasis away from a single, undefined standard. Unlike these proposals, the Proposal lacks an alternate test of independence sufficient to allow the stockholders voting on the Proposal, or the company in implementing the Proposal, to understand how to determine if a director is "independent." The supporting statement suggests that the Company's current chairman is not independent but does not explicitly provide the basis for this determination. Is it because the chairman was formerly CEO of the Company? Is it because the chairman is currently CEO and chairman of a publicly-traded subsidiary of the Company? Is there some other basis for this determination? Because the Proposal and the supporting statement do not articulate such a basis, a stockholder reading the Proposal and the supporting statement would be unable to divine the applicable standard of independence that the Proposal endorses.

The Proposal is vague and indefinite, in ways even more compelling than those contained in the stockholder proposals excluded in *WellPoint, Procter & Gamble, Boeing, Wyeth, Citigroup, PG&E, Schering-Plough*, and *JPMorgan Chase* and lacks the feature that is common to the proposals in *PepsiCo, Reliance Steel, General Electric* and *Comcast* and that distinguishes them from the aforementioned precedent. The Proposal does not define director independence by reference to any substantively described external standard and does not provide any alternate, clarifying language necessary to understand the meaning of an "independent" director. It provides no standard for independence at all. For these reasons, we believe that the Proposal is in violation of Rule 14a-9 and warrants exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2013 Proxy Materials. Please do not hesitate to call me at (214) 303-3432 or by email at steve_kemps@deanfoods.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Steven J. Kemps
Executive Vice President and General Counsel
Dean Foods Company

cc: Rachel A. Gonzalez
Erika L. Robinson, WilmerHale

Attachments: Exhibit A

[BA: Rule 14a-8 Proposal, November 4, 2013]
Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Boeing shareholders gave 42% support to this proposal topic submitted by Ray T. Chevedden in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board D and our executive pay F – $27 million for James McNerney. Plus there were excessive CEO perks and the potential for an excessive golden parachute. Plus Boeing could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination.

We had overboarded directors with 8 directors each on 3 company boards including 3 members of our audit committee. Kenneth Duberstein, our Lead Director, was overboarded with seats on 4 boards and lacked the independence so necessary for a Lead Director because of his long tenure of 16-years. Mr. Duberstein also had seats on our executive pay and nomination committees. Mike Zafirovski was negatively flagged by GMI because of his service on the Nortel Networks board, when Nortel filed for creditor protection – Plus he was on our executive pay and nomination committees. Not one independent director had general expertise in risk management.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

BOEING

Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 20, 2013

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal Relating to Independent Board Chairman Submitted for Inclusion in The Boeing Company's 2014 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a stockholder proposal and statement in support thereof (the "Proposal") from John Chevedden as proxy (the "Proxy") for David Watt (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2014 Annual Meeting of Stockholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 14, 2014.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

BOEING

THE PROPOSAL

The Proposal states, in relevant part:

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

BASIS FOR EXCLUSION

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS IMPERMISSIBLY VAGUE AND INDEFINITE SO AS TO BE MATERIALLY FALSE AND MISLEADING

Rule 14a-8(i)(3) permits a company to exclude a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 14, 2004). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently allowed for the exclusion of proposals employing a key term that was vague or indefinite. In each of *Motorola, Inc.* (Jan. 12, 2011), *The Allstate Corporation* (Jan. 18, 2011), *Alaska Air Group, Inc.* (Jan. 20, 2011) and *The Boeing Company* (Mar. 2, 2011), the Staff concurred that a proposal could be excluded pursuant to Rule 14a-8(i)(3) as vague and indefinite because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also *NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the terms "record keeping" and "financial records" were undefined); *Citigroup Inc.* (Feb. 22, 2010) (concurring in the omission of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite because the term "US Economic Security" was undefined); *People's Energy Corporation* (Nov. 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined); and *Wendy's International,*

Inc. (Feb. 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear).

Like the proposals cited above, the Proposal fails to define a critical term or otherwise provide guidance on what is necessary to implement the Proposal. The linchpin of the Proposal is the concept of an "independent" director; however, the Proposal does not indicate the standard of independence that would be used to determine whether a director could serve as the "independent" Chairman. Accordingly, the stockholders in voting on the Proposal and the Board in implementing the Proposal (if adopted) could reasonably interpret the Proposal to require independence in accordance with any one of a multitude of definitions of independence referred to in Boeing's proxy statement, relied upon by Boeing's stockholders or otherwise applicable to Boeing, including those set forth in: (1) New York Stock Exchange ("NYSE") Listing Standards with respect to director independence, (2) NYSE Listing Standards with respect to independence of Compensation Committee members, (3) NYSE Listing Standards with respect to independence of Audit Committee members, (4) Council of Institutional Investors Corporate Governance Policies, (5) Delaware Law, (6) Boeing's Director Independence Standards, (7) stockholder proposals previously voted on by Boeing stockholders and (8) the independence guidelines established by Institutional Shareholder Services.[1]

Each of these definitions of independence has separate and distinct requirements, some of which are in direct conflict with each other. As Chancellor Strine noted in *In re MFW Shareholders Litigation*, 67 A.3d 496 at 21 (Del. Ch. 2013), "...the fact that directors qualify as independent under the NYSE rules does not mean that they are necessarily independent under [Delaware] law in particular circumstances...." As one example of a specific conflict, the NYSE Listing Standards would preclude a director from being considered "independent" if he or she had worked for the Company within the past *three* years. The Council of Institutional Investors Corporate Governance Policies would preclude a director from being considered "independent" if he or she had worked for the Company within the past *five* years. The stockholder proposal seeking an independent Chairman that was included in Boeing's 2013 proxy statement (the "2013 Proposal") would have precluded a director from being considered "independent" if he or she had *ever* worked as an executive officer of the Company.[2] Stockholders voting on the Proposal would therefore likely consider employment with the Company to be a critical factor in a determination of independence. However, because the Proposal fails to define the standard of independence to be utilized among the many possible options, the Proposal is susceptible to

---

[1] Boeing's circumstances are distinguishable from Dean Foods Company (March 7, 2013) in a number of ways, including that (1) Dean Foods' request for no-action relief did not specifically identify the multitude of definitions of independence that could be used and are in direct conflict with one another, (2) the Proposal does not, directly or indirectly, incorporate one of the many definitions of independent director usually contained in Boeing's proxy statement and (3) Dean Foods did not have a similar proposal included in its proxy statement from the prior year that contained an acceptable definition of independence.

[2] The stockholder proposal submitted by John Chevedden as proxy for the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 defined an independent director as "a director who has not previously served as an executive officer of our Company."

varying interpretations of this singularly critical factor. Similarly, if the Proposal were adopted, the Company could reasonably select any of these various standards as the basis for an Independent Board Chairman Policy, especially since the Proponent or the Proxy (or, in one case, a separate proponent for whom the Proxy also served as proxy) has previously submitted proposals to Boeing for an independent board chairman based on the definitions of "independence" set forth in the NYSE Listing Standards, the Council of Institutional Investors Corporate Governance Policies, and the 2013 Proposal (see examples attached as **Exhibits B.1 - B.3**). As illustrated by the foregoing examples, if the Company were to attempt to implement the Proposal by selecting one of many possible definitions of independence, any actions taken in attempting to implement that interpretation could be significantly different from the intended actions of stockholders (or even the Proponent's intent) voting on the Proposal.

The Proposal does not indicate which of the various commonly-used definitions of director independence would be used to determine the Chairman's independence, nor does the Proposal include or propose an alternative definition of "independence." Therefore, the Company believes that stockholders considering the Proposal would have no way to know with any reasonable certainty what they are being asked to vote on and that, if the Proposal was approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the intended actions of stockholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on rule 14a-8(i)(3).

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at 312-544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: David Watt
John Chevedden

BOEING

Exhibit A

The Proposal and All Related Correspondence

David Watt

FISMA & OMB Memorandum M-07-16

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

David Watt　　　　10-29-13
David Watt　　　　Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

David Watt

FISMA & OMB Memorandum M-07-16

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

David Watt   10-29-13
David Watt   Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

David Watt

FISMA & OMB Memorandum M-07-16

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

David Watt 10-29-13
David Watt Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

David Watt

FISMA & OMB Memorandum M-07-16

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

I continue to own stock in our company because I believe our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

David Watt

David Watt

10-29-13

Date

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>
Dana Krueger <Dana.Krueger2@boeing.com>

[BA: Rule 14a-8 Proposal, November 4, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. Boeing shareholders gave 42% support to this proposal topic submitted by Ray T. Chevedden in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board D and our executive pay F – $27 million for James McNerney. Plus there were excessive CEO perks and the potential for an excessive golden parachute. Plus Boeing could give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination.

We had overboarded directors with 8 directors each on 3 company boards including 3 members of our audit committee. Kenneth Duberstein, our Lead Director, was overboarded with seats on 4 boards and lacked the independence so necessary for a Lead Director because of his long tenure of 16-years. Mr. Duberstein also had seats on our executive pay and nomination committees. Mike Zafirovski was negatively flagged by GMI because of his service on the Nortel Networks board, when Nortel filed for creditor protection – Plus he was on our executive pay and nomination committees. Not one independent director had general expertise in risk management.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
David Watt, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailSMA & OMB Memorandum M-07-16***

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 5, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Notice of Defect - Shareholder Proposal Regarding Independent Board Chairman

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 4, 2013, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures
cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

Post-it® Fax Note 7671	Date 11-14-13 # of pages ▶
To Gregory Vogelsperger	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 312-544-2829	Fax #

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 105 Redmond WA 98052
tel (800) 435 4000

November 7, 2013

Re: Account Number ***FISMA & OMB Memorandum M-07-16***
Charles Schwab & Co., Inc. (DTC#0164)

DAVID R WATT

FISMA & OMB Memorandum M-07-16

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,

Shalina Martos
Associate Financial Consultant
Charles Schwab & Co. Inc.

BOEING

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 15, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). We also received the stock ownership letter dated November 7, 2013, from Charles Schwab & Co. Inc. The purpose of this letter is to inform you that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us with a copy of the referenced report.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312) 544-2829. Once we receive the information requested, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Best regards,

Dana Krueger

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 28, 2013 10:25 AM
To: Krueger, Dana
Subject: Rule 14a-8 Proposal (BA) gmi`

Dear Ms. Krueger,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden
cc: David Watt

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

BOEING

Exhibits B.1 to B.3

Examples of Definitions of "Independence" Used in Past Proposals

EXHIBIT B-1

[BA: Rule 14a-8 Proposal, November 10, 2009]

3 [Number to be assigned by the company] – **Independent Board Chairman**

RESOLVED: The shareholders request our board of directors to adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of the Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual meetings of shareholders.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions for separation of CEO and Chair averaged 36% support in 2009 at 30 companies – indicating strong and growing investor support.

An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board. Please encourage our board to respond positively to this proposal: Independent Board Chairman – Yes on 3. [Number to be assigned by the company]

Notes:

David Watt, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is

EXHIBIT B-2

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Reference:
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company fails to locate references and list the specific items.

[BA: Rule 14a-8 Proposal, October 19, 2012, Revised November 16, 2012]
Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012.

This proposal is important to focus our CEO on Boeing due to the size and complexity of our company and the challenges that our company faces – for example the 3-year delayed Boeing 787. In 2012 our CEO was potentially distracted by his responsibilities on the boards of Procter & Gamble and IBM, both rated "D" in governance by GMI/The Corporate Library, an independent investment research firm. Mr. McNerney was further overextended by his responsibilities on a total of three board committees at IBM and P&G.

According to "P&G Directors Face Own Challenges While Keeping Tabs on McDonald" by Jeff Green of *Businessweek*, September 4, 2012, Procter & Gamble directors [including P&G Lead Director McNerney] are facing a time management challenge: monitoring CEO Robert McDonald's turnaround plan while running their own companies. McDonald, who lowered P&G profit forecasts three times in a year at the world's largest maker of consumer products, is trying to cut $10 billion in costs and restructure the company to focus on winning back market share. He also faces pressure from activist investor Bill Ackman, founder of Pershing Square Capital Management, who disclosed a stake in P&G in July 2012.

No other company in the S&P 500 had more active CEOs than P&G. "This is probably not the kind of board you want for a company that's about to face a crisis," said Jay Lorsch, a management professor at Harvard Business School in Boston. "When you have directors who are busy with their own companies [like Mr. McNerney], that limits time they have for P&G and that can be problematic."

Mr. McNerney should follow the example of Netflix CEO Reed Hastings who left the Microsoft board in October 2012. "I've decided to reduce the number of boards I serve on, so that I can focus on Netflix," said Hastings.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** ıbmitted this proposal.

Please note that the utle or the proposal is part or the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Notes:
David Watt, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> **Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:**
>
> - **the company objects to factual assertions because they are not supported;**
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - **the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or**
> - **the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.**
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

BOEING

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 5, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Notice of Defect - Shareholder Proposal Regarding Independent Board Chairman

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 4, 2013, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures
cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 105 Redmond WA 98052
tel (800) 435 4000

Post-it® Fax Note 7671	Date 11-14-13	# of pages ▶
To Gregory Vogelsperger	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 312-544-2829	Fax #	

November 7, 2013

Re: Account Number ***FISMA & OMB Memorandum M-07-16***
Charles Schwab & Co., Inc. (DTC#0164)

DAVID R WATT

FISMA & OMB Memorandum M-07-16

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,

Shalina Martos
Associate Financial Consultant
Charles Schwab & Co. Inc.

BOEING

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 15, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). We also received the stock ownership letter dated November 7, 2013, from Charles Schwab & Co. Inc. The purpose of this letter is to inform you that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us with a copy of the referenced report.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312) 544-2829. Once we receive the information requested, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Best regards,

Dana Krueger

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 28, 2013 10:23 AM
To: Krueger, Dana
Subject: Rule 14a-8 Proposal (BA) gmi`

Dear Ms. Krueger,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden
cc: David Watt

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

EXHIBIT B-2

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** ıbmitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Notes:
David Watt, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

BOEING

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 5, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Notice of Defect - Shareholder Proposal Regarding Independent Board Chairman

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 4, 2013, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 105 Redmond WA 98052
tel (800) 435 4000

Post-it® Fax Note 7671	Date 11-14-13	# of pages ▸
To Gregory Vogelsperger	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 312-544-2829	Fax #	

November 7, 2013

Re: Account Number ***FISMA & OMB Memorandum M-07-16***
Charles Schwab & Co., Inc. (DTC#0164)

DAVID R WATT

FISMA & OMB Memorandum M-07-16

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,

Shalina Martos
Associate Financial Consultant
Charles Schwab & Co. Inc.

BOEING

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 15, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). We also received the stock ownership letter dated November 7, 2013, from Charles Schwab & Co. Inc. The purpose of this letter is to inform you that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us with a copy of the referenced report.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312) 544-2829. Once we receive the information requested, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Best regards,

Dana Krueger

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 28, 2013 10:23 AM
To: Krueger, Dana
Subject: Rule 14a-8 Proposal (BA) gmi`

Dear Ms. Krueger,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden
cc: David Watt

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

EXHIBIT B-2

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** ıbmitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Notes:
David Watt, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emai***FISMA & OMB Memorandum M-07-16***

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 5, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Notice of Defect - Shareholder Proposal Regarding Independent Board Chairman

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Boeing's common stock for at least one year as of the date the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. The purpose of this letter is to notify you that we have not received sufficient proof of your ownership, as required by Proxy Rule 14a-8(b).

Our search of the database of our registered shareholders shows that you are not a registered shareholder. Proxy Rule 14a-8(b)(2) requires that as a non-registered shareholder or "beneficial holder" you must demonstrate your eligibility to submit a shareholder proposal by submitting to us a written statement from the "record" holder (usually a bank or broker) verifying that you have continuously held the requisite number of securities for the one-year period preceding and including November 4, 2013, the date on which you submitted the proposal. The SEC's Staff Legal Bulletin Nos. 14F and 14G (the "Bulletins") provide additional guidance with respect to the standard for proof of ownership. According to the Bulletins, for purposes of Proxy Rule 14a-8(b)(2)(i), only Depository Trust Company ("DTC") participants and their affiliates, as described in the Bulletins, should be viewed as "record" holders of securities that are deposited with the DTC.

Please respond with the appropriate ownership verification, as per Proxy Rule 14a-8 and the guidance set forth in the Bulletins. We have enclosed copies of the Bulletins and Proxy Rule 14a-8. Your response must be postmarked or transmitted electronically with the appropriate documentation within 14 calendar days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f). Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312)544-2829. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Regards,

Gregory C. Vogelsperger

Enclosures
cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

charles SCHWAB

Redmond Branch
8862 161st Ave NE Ste 108 Redmond WA 98052
tel (800) 435-4000

Post-it® Fax Note 7671	Date 11-14-13	# of pages ▸
To Gregory Vogelsperger	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 312-544-2829	Fax #	

November 7, 2013

Re: Account Number ***FISMA & OMB Memorandum M-07-16***
Charles Schwab & Co., Inc. (DTC#0164)

DAVID R WATT

FISMA & OMB Memorandum M-07-16

Dear Mr. Watt,

This is to confirm that you currently hold over 200 shares of the Boeing Company (BA) stock in your account and that you have continuously held these shares since before September 1, 2008.

If you require any further information please contact us at 800-435-4000.

Thank you.

Sincerely,

Shalina Martos
Associate Financial Consultant
Charles Schwab & Co. Inc.

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596

November 15, 2013

VIA EMAIL AND OVERNIGHT COURIER

Mr. David Watt

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Watt:

We received your shareholder proposal (the "Proposal") for inclusion in The Boeing Company's proxy materials for the 2014 Annual Meeting of Shareholders (the "Annual Meeting"). We also received the stock ownership letter dated November 7, 2013, from Charles Schwab & Co. Inc. The purpose of this letter is to inform you that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us with a copy of the referenced report.

Please address your response to me at the address on this letter. Alternatively, you may transmit your response to cso@boeing.com or by facsimile at (312) 544-2829. Once we receive the information requested, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Boeing reserves the right to seek relief from the SEC as appropriate.

Best regards,

Dana Krueger

cc: Mr. John Chevedden ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 28, 2013 10:25 AM
To: Krueger, Dana
Subject: Rule 14a-8 Proposal (BA) gmi`

Dear Ms. Krueger,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden
cc: David Watt

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

EXHIBIT B-2

3 – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors amend the By-Laws to require that an independent director, according to the 2003 Council of Institutional Investors definition, shall serve as chairman of the Board of Directors.

This proposal was submitted by John Chevedden, ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. I believe that separating the roles of Chairman and CEO will promote greater management accountability to shareholders and lead to a more objective evaluation of the CEO. An independent Chairman can enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

Recent corporate scandals have focused attention on the issue of board independence and the need for an independent board chairman. According to *The Wall Street Journal*, "in a post-Enron world of tougher corporate-governance standards, the notion of a separate outside chairman is gaining boardroom support as a way to improve monitoring of management and relieve overworked CEOs" ("Splitting Posts of Chairman, CEO Catches on With Boards," November 11, 2002).

How can one person, serving as both Chairman and CEO, effectively monitor and evaluate his or her own performance? A blue-ribbon commission of the National Association of Corporate Directors recently observed "it is difficult for us to see how an active CEO, already responsible for the operations of the corporation, can give the time necessary to accept primary responsibility for the operations of the board."

In January 2003 the Conference Board said, "Typically, the CEO is a member of the board, but he or she is also part of the management team that the board oversees. This dual role can provide a potential for conflict, particularly in those cases in which the CEO attempts to dominate both the management of the company and the exercise of the responsibilities of the board."

The Conference Board added that it was "profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance."

By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, I believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective board. Conversely, I fear that combining the positions of Chairman and CEO may result in a passive and uninvolved board that rubber-stamps the CEO's own decisions.

Independent Board Chairman
Yes on 3

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** ıbmitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***